Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2024 and 2023,

together with the Report of Independent Registered Accounting Firm

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2024 and 2023, together with the Report of Independent Registered Accounting Firm

i

Independent Auditors’ Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

Opinion

We have audited the accompanying consolidated statements of financial position of Cementos Pacasmayo S.A.A. and subsidiaries (the Group), which comprise the consolidated statement of financial position as of December 31, 2024, and the consolidated statement of profit or loss, the consolidated statement of other comprehensive income (loss), the consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including information about material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) approved for its application in Peru by the Board of Deans of Peruvian Public Accounting Associations. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants of International Ethics Standards Board for Accountants (IESBA Code) together with the ethical requirements that are relevant to our audit of the consolidated financial statements in Peru, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independent Auditors’ Report (continued)

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Uncertain tax positions

Description of the Matter

As disclosed in Note 7(c) to the consolidated financial statements, the Company has identified certain income tax-related contingencies associated to the mining royalties of years 2008 and 2009. In these years, relevant taxation authorities have challenged the tax treatment applied by the Company under the royalty law for metallic and non-metallic mining activity in Peru. As of December 31, 2024, the Company has recognized an asset for claims to the SUNAT for an amount of S/29,559,000, resulting from payments made to the taxation authorities as part of the tax claim process in Peru but for which the Company is disputing the validity of the taxation authorities’ assessment. The Company has disclosed, but has not recorded a provision related to these matters since at the beginning of 2025 obtained a favorable result from the Constitutional Court, which is why it considers it has a high probability of recovering the full amount of the payments under protest, which is why it has concluded that the criteria for recognition of an income tax liability under IFRS has not been met and that the amounts paid to date are recoverable based upon the technical merits of the income tax positions of royalty law for metallic and non-metallic mining activity taken by the Company.

Uncertainty in a tax position may arise where there is an uncertainty as to the meaning of the tax law, or the applicability of the tax law (General Mining Law) to a particular transaction or both. The Company uses significant judgment to determine whether, based on the technical merits, a tax position is more likely than not to be sustained and in the determination of the recoverable amount of the mining royalties paid under protest.

Auditing the estimation of the outcome and measurement of the uncertain tax positions and the related recoverability of the claim for the payments made under protest, before the uncertain tax treatment is resolved, requires a high degree of auditor judgment and significant audit effort due to its complexity and the judgment used by the Company in the assessment based on interpretations of the income tax legislation and legal rulings in Peru.

Independent Auditors’ Report (continue)

Uncertain tax positions

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting process for income taxes, including uncertain tax positions and tax contingencies. For example, we tested the controls over management’s review of the technical merits of tax positions, disputed tax assessments and the determination of the recoverable amount of the payments made under protest.

Our audit procedures included, among others, evaluating the assumptions used by the Company to develop its uncertain tax positions based on relevant Peruvian income tax laws, including the inspection of the Company´s internal and external counsel analysis of these matters. In addition, we involved our tax subject matter professionals to assess the technical merits of the Company’s tax position and to evaluate the application of relevant tax law and accounting guidance in assessing the recognition and recoverability of the related asset claim to the SUNAT.

Furthermore, we evaluated the disclosure of this matter in Note 7(c) to the consolidated financial statements.

Other information included in The Group’s 2024 Annual Report

Management is responsible for other information. The other information includes the information included in the Annual Report for December 31, 2024, but does not include the consolidated financial statements or our corresponding audit report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of conclusion that provides a degree of assurance about it.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ Report (continue)

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Independent Auditors’ Report (continue)

–	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

–	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, Peru

February 13, 2025

Signed by:

Manuel Arribas Zevallos
C.P.C. Register N° 45897

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2024 and 2023

	Note	2024	2023
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	72,723	90,193
Trade and other receivables, net	7	131,168	99,688
Income tax prepayments		7,736	4,485
Inventories	8	773,997	791,074
Prepayments		6,872	6,809
Total current assets		992,496	992,249
Non-current assets
Trade and other receivables, net	7	43,224	43,397
Financial investments designated at fair value through other comprehensive income		239	249
Property, plant and equipment, net	9	2,031,139	2,099,351
Intangible assets, net	10	63,596	62,920
Goodwill		4,459	4,459
Deferred income tax assets	14	21,816	11,428
Right of use assets		9,023	7,609
Other assets		51	73
Total non-current assets		2,173,547	2,229,486
Total assets		3,166,043	3,221,735
Liabilities and equity
Current liabilities
Trade and other payables	11	242,051	231,511
Financial obligations	13	458,346	383,146
Lease liabilities		2,958	3,999
Income tax payable		17,937	14,222
Provisions	12	44,263	56,510
Total current liabilities		765,555	689,388
Non-current liabilities
Financial obligations	13	1,034,845	1,189,880
Lease liabilities		6,462	4,130
Provisions	12	28,146	27,453
Deferred income tax liabilities	14	117,937	120,876
Total non-current liabilities		1,187,390	1,342,339
Total liabilities		1,952,945	2,031,727
Equity	15
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,551)	(16,290)
Retained earnings		285,345	261,994
Total equity		1,213,098	1,190,008
Total liabilities and equity		3,166,043	3,221,735

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)
Sales of goods	16	1,978,071	1,950,075	2,115,746
Cost of sales	17	(1,249,545)	(1,260,623)	(1,463,715)
Gross profit		728,526	689,452	652,031

Operating income (expenses)
Administrative expenses	18	(253,383)	(231,967)	(225,439)
Selling and distribution expenses	19	(81,410)	(69,569)	(67,375)
Other operating (expense) income, net		(2,700)	(13,810)	(3,899)
Impairment to retirement of property, plant and equipment	9(g)	-	(36,551)	-
Total operating expenses, net		(337,493)	(351,897)	(296,713)
Operating profit		391,033	337,555	355,318

Other income (expenses)
Finance income		6,298	7,246	3,306
Finance costs	21	(100,308)	(104,045)	(95,105)
Net gain (loss) on derivative financial instruments recognized at fair value through profit or loss		-	19	(59)
(Loss) gain from exchange difference, net	5	(836)	4,933	(1,040)
Total other expenses, net		(94,846)	(91,847)	(92,898)
Profit before income tax		296,187	245,708	262,420

Income tax expense	14	(97,312)	(76,808)	(85,592)

Profit for the year		198,875	168,900	176,828

Earnings per share
Basic income attributable to holders of common and investment shares of Cementos Pacasmayo S.A.A. (S/per share)	23	0.46	0.39	0.41

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of other comprehensive income (loss)

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)
Profit for the year		198,875	168,900	176,828
Other comprehensive income (loss)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent years:
Change in fair value of financial instruments designated at fair value through other comprehensive loss		(370)	(25)	(565)
Deferred income tax	14	109	7	167
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent years:
Net gain on cash flows hedges		-	2,154	3,838
Deferred income tax	14	-	(634)	(1,133)
Other comprehensive income (loss) for the year, net of income tax		(261)	1,502	2,307

Total other comprehensive income for the year, net of income tax		198,614	170,402	179,135

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2024, 2023 and 2022

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized loss on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the year	-	-	-	-	-	-	-	176,828	176,828
Other comprehensive income (loss)	-	-	-	-	-	(398)	2,705	-	2,307
Total comprehensive income	-	-	-	-	-	(398)	2,705	176,828	179,135
Dividends, note 15(g)	-	-	-	-	-	-	-	(179,805)	(179,805)

Balance as of December 31, 2022	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the year	-	-	-	-	-	-	-	168,900	168,900
Other comprehensive income	-	-	-	-	-	(18)	1,520	-	1,502
Total comprehensive income	-	-	-	-	-	(18)	1,520	168,900	170,402
Dividends, note 15(g)	-	-	-	-	-	-	-	(175,524)	(175,524)
Others	-	-	-	-	-	(5)	-	-	(5)

Balance as of December 31, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	261,994	1,190,008
Profit for the year	-	-	-	-	-	-	-	198,875	198,875
Other comprehensive income	-	-	-	-	-	(261)	-	-	(261)
Total comprehensive income	-	-	-	-	-	(261)	-	198,875	198,614
Dividends, note 15(g)	-	-	-	-	-	-	-	(175,524)	(175,524)

Balance as of December 31, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,551)	-	285,345	1,213,098

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2024, 2023 and 2022

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		296,187	245,708	262,420
Non-cash adjustments to reconcile profit before income tax to net cash flows from operating activities
Depreciation and amortization		158,246	144,195	138,539
Finance costs	21	100,308	104,045	95,105
Impairment to retirement of property, plant and equipment	9(g)	-	36,551	-
Long-term incentive plan	12(c) y 20	7,167	7,632	8,272
Provision for inventory obsolescence	8(b)	6,418	2,956	1,977
Allowance for expected credit losses	7(d)	2,751	1,707	1,972
Net (gain) loss on derivative financial instruments recognized at fair value through profit or loss		-	(19)	59
Finance income		(6,298)	(7,246)	(3,306)
Exchange difference related to monetary transactions		1,048	(973)	3,804
Net gain on disposal of property, plant and equipment and intangible assets		(3,642)	(813)	(591)
Other items that do not generate operating flows, net		7,347	18,021	10,413
Working capital adjustments
Increase in trade and other receivables		(34,194)	(1,870)	(3,695)
Decrease (increase) in inventories		5,904	90,581	(282,554)
(Increase) decrease in prepayments		(951)	13,210	(10,099)
(Decrease) increase in trade and other payables		(14,894)	(48,680)	60,571
		525,397	605,005	282,887
Interest received		6,422	7,315	3,668
Interest paid		(99,678)	(96,907)	(80,573)
Income tax paid		(111,000)	(103,090)	(94,163)

Net cash flows from operating activities		321,141	412,323	111,819

	Note	2024	2023	2022
		S/(000)	S/(000)	S/(000)
Investing activities
Opening of term deposits with original maturity greater than 90 days		(32,782)	(10,000)	-
Redemption of term deposits with original maturity greater than 90 days		32,782	10,000	-
Purchase of property, plant and equipment		(64,318)	(272,600)	(162,785)
Purchase of intangible assets		(16,563)	(16,707)	(15,712)
Purchase of investments available for sale		(360)	-	(363)
Loans granted		(97)	(1,679)	(141)
Cash flow proceeds from sale of property, plant and equipment		4,403	1,392	2,664
Proceeds from loans		326	150	149
Net cash flows used in investing activities		(76,609)	(289,444)	(176,188)
Financing activities
Proceeds from bank overdraft		-	85,333	-
Payment of bank overdraft		-	(85,333)	-
Payment of bank loans	25	(384,364)	(661,520)	(448,984)
Dividends paid	25	(175,046)	(175,431)	(179,820)
Payment for hedging instrument	25	-	(7,708)	(15,390)
Lease payments		(5,426)	(3,564)	(2,511)
Bank loans received	25	303,200	639,000	525,000
Dividends returned	25	297	465	229
Cash flow from settlement of derivative financial instruments		-	93,323	-
Net cash flows used in financing activities		(261,339)	(115,435)	(121,476)
Net (decrease) increase in cash and cash equivalents		(16,807)	7,444	(185,845)
Net foreign exchange difference		(663)	976	(5,784)
Cash and cash equivalents as of January 1	6	90,193	81,773	273,402

Cash and cash equivalents as of December 31	6	72,723	90,193	81,773

Transactions with no effect on cash flows:
Unrealized exchange difference related to monetary transactions		1,048	(973)	3,804
Outstanding accounts payable related to acquisition of property, plant and equipment	9(e)	(17,122)	9,379	14,560
Addition of right-of-use assets and lease liabilities		-	6,915	613
Additions of quarry rehabilitation costs	12	1,465	4,458	2,745

The accompanying notes are an integral part of these consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2024, 2023 and 2022

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2024, 2023 and 2022. The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and other minors in La Libertad region of the northern of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2024 were authorized by the Company’s Board of Directors on February 13, 2025. The consolidated financial statements as of December 31, 2023 and for the year then ended were approved by the General Shareholders’ Meeting on March 21, 2024.

For the years ended December 31, 2024, 2023 and 2022, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A.C. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L. and subsidiary, Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Soluciones Crealo 150 S.A.C , Soluciones Takay S.A.C., 150Krea Inc, Vanguardia Constructora del Perú S.A.C. and Corporación Materiales Piura S.A.C. As of these dates, the Company maintained a 100 percent interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A.C. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete. It is the main partner of the Consorcio Constructor Norte del Peru, an entity established for the execution of the work “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A.(“Salmueras”) In December 2017, the Company decided not to continue with the activities related to this project of Salmueras.

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition and intermediation services for the management and development of real estate projects by natural and/or legal persons.

Notes to the consolidated financial statements (continued)

-	150Krea Inc., entity constituted on June 3, 2021 whose corporate purpose is the lease of intangible assets.

-	Corporación Materiales Piura S.A.C., entity acquired on January 4, 2023 whose corporate purpose is the extraction of stone, sand and clay.

-	Soluciones Créalo 150 S.A.C., an entity established on June 21, 2024, under the trade name Makers150, is mainly dedicated to the research and development of digital solutions for companies in the construction sector in Latin America.

-	Vanguardia Constructora del Perú S.A.C., an entity established on June 21, 2024, whose corporate purpose is the performance of all construction activities, engineering services and management consulting.

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair value attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand S/(000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period or periods. There are certain standards and amendments applied for the first time by the Group during 2024, that did not require the restatement of previous financial statements, as explained in note 2.3.17.

Notes to the consolidated financial statements (continued)

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

The accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statement of financial position and statement of cash flows comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified at initial recognition as measured at amortized cost, fair value through OCI or fair value through profit or loss.

The Group's financial assets include cash and cash equivalents, commercial and other receivables and other financial investments at fair value through OCI.

Notes to the consolidated financial statements (continued)

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).

-	Financial assets designated at fair value through OCI without recycling of cumulative gains and losses upon derecognition (equity instruments).

-	Financial assets at fair value through profit or loss.

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows and not sale or trade it, and,

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

As of December 31, 2024 and 2023, the Group held trade and other receivables in this category; because they meet the conditions described above.

Financial assets at fair value through OCI (equity instruments) -

Upon initial recognition, the Group can elect to irrevocably classify its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Notes to the consolidated financial statements (continued)

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of December 31, 2024 and 2023, the Group elected to classify irrevocably its listed equity investments under this category.

(ii)	Impairment of financial assets -

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Notes to the consolidated financial statements (continued)

(iii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, the Group maintains Loans and Borrowings, which accounting treatment is explained below:

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR.The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

As of December 31, 2024 and 2023, the Group included trade and other payables and financial liabilities in this category, for more information refer to notes 11 and 13.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

(iv)	Fair value measurement -

The Group measures financial instruments such as equity investments, at fair value at each period end.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or

-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value accounting hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group's management determines the policies and procedures for recurring and non-recurring fair value measurements.

Notes to the consolidated financial statements (continued)

At each reporting date, the Financial Management analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group's accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with the relevant external sources to determine whether the change is reasonable.

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above, see note 26(b).

2.3.3	Foreign currencies -

The functional and presentation currency for the consolidated financial statements of the Group is soles, which is also the functional currency for its subsidiaries.

Transactions and balances

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

2.3.4	Inventories -

Inventories are valued at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials, spare part and supplies

-	Initially at cost and are recorded at the lower of cost and net realizable value.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads is based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Notes to the consolidated financial statements (continued)

Inventory in transit

-	Cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs of inventory necessary to make the sale.

2.3.5	Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met, see note 2.3.5. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as operation cost or expense in profit or loss as incurred.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions, see note 3, and quarry rehabilitation cost provisions, see note 12.

Notes to the consolidated financial statements (continued)

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other construction:
Minor installations related to buildings	Between 10 and 35
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 24 and 45
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

2.3.7	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “Property, plant and equipment” caption of consolidated statement of financial position. Those mining concessions are amortized following the straight-line method. In the event the Group abandons the concession, the costs associated, see note 9(b), are written-off in the consolidated statement of profit or loss.

For the years ended December 31, 2024, 2023 and 2022, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

Notes to the consolidated financial statements (continued)

2.3.8	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after the exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on the useful life of the quarry to which it relates. Expenditures that significantly increase the economic life of the quarry under exploitation are capitalized.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.9	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

The Group’s intangible assets with finite useful lives are amortized over an average term between three and ten years.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Notes to the consolidated financial statements (continued)

Exploration and evaluation assets -

Exploration and evaluation activity involve the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity include:

-	Researching and analyzing historical exploration data.

-	Gathering exploration data through geophysical studies.

-	Exploratory drilling and sampling.

-	Determining and examining the volume and grade of the resource.

-	Surveying transportation and infrastructure requirements.

-	Conducting market and finance studies.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized, see note 10(b).These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment indicator is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

The Group assesses at each reporting date whether there is an indication that exploration and evaluation assets may be impaired, see note 10(c).

Notes to the consolidated financial statements (continued)

2.3.10	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for quarry rehabilitation and depreciation and amortization charges.

2.3.11	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Quarry rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Quarry rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk-free rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of quarry rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset, see note 12.

Environmental expenditures and liabilities -

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable, and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

Notes to the consolidated financial statements (continued)

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

Onerous contracts -

If the Group has an onerous contract, the present obligations arising from it should be recognised and measured as a provision. However, before recognising a provision for an onerous contract, the Group recognises any impairment loss on the assets used to fulfil the obligations arising from that contract.

An onerous contract is one in which the unavoidable costs (i.e. the costs that the Group cannot avoid because it has the contract) of fulfilling the obligations under it exceed the economic benefits expected to be received from it. Unavoidable costs correspond to the lower of the cost of complying with the terms of the contract and the amount of payments or penalties arising from non-compliance. The cost of fulfilling a contract includes costs directly related to the contract (i.e. incremental costs and an allocation of costs that directly relate to contract activities).

2.3.12	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are recorded monthly on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. The Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss.

2.3.13	Revenue recognition -

The Group is dedicated to the production and trading of cement, concrete, blocks and other minors, as well as trade of construction supplies. These goods are sold in contracts with customers.

Revenue is measured at the fair value of the consideration received or receivable, considering contractually defined terms of payment and excluding taxes or duties.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

Notes to the consolidated financial statements (continued)

The Group considers whether there are other terms in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, the existence of significant financing components, noncash consideration, and consideration payable to the customer (if any).

Rendering of services –

Transport services

In the business segments cement, concrete, blocks and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Paving services

In the paving business, to satisfy performance obligations over time, the Group shall recognise revenue by measuring progress as progress is made (transferring control of the services) in accordance with the relevant contract.

To measure the progress of the paving service, the Group uses the resource method, which states that revenue should be recognised on the basis of the efforts or resources incurred to satisfy the performance obligation (for example, resources consumed, labour hours expended, costs incurred, elapsed time or machinery hours used) in relation to the total resources expected to satisfy the performance obligation.

The Group shall present the right or obligation it holds for the delivery of the transferred services to a customer as a contract asset or a contract liability in its statement of financial position when that right or obligation is conditioned by something other than the passage of time.

2.3.14	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Notes to the consolidated financial statements (continued)

Deferred tax -

Deferred tax is determinated on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

2.3.15	Treasury shares-

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.3.16	Impairment of non-financial assets –

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required (goodwill and Intangible assets with indefinite useful lives), the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Notes to the consolidated financial statements (continued)

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group supports its impairment calculation by using detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses related to continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

In addition, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such an indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

As of December 31, 2024 and 2023 there were no signs of impairment for long-lived assets.

2.3.17	New amended standards and interpretations –

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2024. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

The amendments in IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

The amendments had no impact on the Group’s financial statements.

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

-	What is meant by a right to defer settlement

Notes to the consolidated financial statements (continued)

-	That a right to defer must exist at the end of the reporting period

-	That classification is unaffected by the likelihood that an entity will exercise its deferral right

-	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments had no impact on the Group’s financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements.

The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments had no impact on the Group’s financial statements.

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

If signs of impairment are identified, the most significant estimate considered by the Company’s Management will correspond to the evaluation of the impairment of long-lived assets. As of December 31, 2024 and 2023, Management has not identified signs of impairment for long-lived assets, which is why it considers that there are no significant estimates for those dates.

Notes to the consolidated financial statements (continued)

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that will have effect at January 1, 2025 are below:

-	Lack of exchangeability – Amendments to IAS 21

The amendment is not expected to have a material impact on the Group’s consolidated financial statements.

On the other hand, during the period between January 1 and December 31, 2024, the IASB issued the following regulations, which are not yet in force:

-	New IFRS 19 Subsidiaries without public accountability: Disclosures.

-	New IFRS 18 Presentation and disclosures in financial statements.

-	Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments.

The adoption of these new regulations is not expected to have a material impact on the Group’s consolidated financial statements.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of December 31, 2024 the exchange rates for transactions in United States dollars, published by this institution, were S/3.758 for purchase and S/3.770 for sale (S/3.705 for purchase and S/3.713 for sale as of December 31, 2023).

As of December 31, 2024 and 2023, the Group had the following assets and liabilities in United States dollars:

	2024	2023
	US$(000)	US$(000)
Assets
Cash and cash equivalents	6,690	5,887
Trade and other receivables, net	4,800	3,259
	11,490	9,146

Liabilities
Trade and other payables	(14,636)	(19,082)
	(14,636)	(19,082)

Net monetary position	(3,146)	(9,936)

During 2024, the net loss originated by the exchange difference was approximately S/836,000 (the net gain from exchange difference amounted to S/4,933,000 during 2023). All these results are presented in the heading “Loss (profit) from exchange difference, net” in the consolidated statement of income.

Notes to the consolidated financial statements (continued)

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2024	2023
	S/(000)	S/(000)
Cash on hand	155	182
Cash at banks (b)	48,568	46,611
Short-term deposits (c)	24,000	43,400

	72,723	90,193

(b)	Cash at banks is denominated in local and foreign currency, are deposited in local and foreign bank and are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2024	2023	2024	2023
	S/(000)	S/(000)	S/(000)	S/(000)
Trade receivables (b)	95,419	83,840	-	-
Contract asset (c)	26,701	-	-	-
Other accounts receivable	8,613	13,179	-	-
Accounts receivable from Parent company and affiliates, note 22	1,969	1,973	-	-
Interest receivable	963	1,091	-	-
Loans to employees	910	1,061	-	-
Funds restricted to tax payments	393	1,322	-
Other receivables from sale of fixed assets	139	82	-	-
Loans granted	-	1,014	-	-
Allowance for expected credit losses (d) and (e)	(11,486)	(9,014)	-	-
Financial assets classified as receivables (e)	123,621	94,548	-	-
Value-added tax credit	7,547	5,140	643	1,193
Claim to the SUNAT (c)	-	-	29,559	29,559
Other accounts receivable	-	-	13,022	12,645
Tax refund receivable	-	-	9,034	9,034
Allowance for expected credit losses (d)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	7,547	5,140	43,224	43,397
	131,168	99,688	43,224	43,397

(b)	Trade account receivables presented net of discounts and bonuses, have current maturity (30 to 90 days) and those overdue bear interest.

(c)	It corresponds mainly to paving services whose recognition is carried out according to the provisions of note 2.3.13.

Notes to the consolidated financial statements (continued)

(d)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Pursuant to this, the Company initiated two legal proceedings: (i) a constitutional process to denounce the repression of homogeneous harmful acts, filed on March 31, 2021; and, (ii) a contentious-administrative claim filed before the ordinary court, the object of which was the annulment and return of securities, filed on June 22, 2021.

To date, both processes have culminated with resolutions favorable to the Company’s claim and it is noted that, with respect to the two aforementioned processes, the resolution issued by virtue of the Constitutional Court’s Order, dated December 16, 2024, declares the constitutional grievance appeal well-founded and consequently the respective RTF void and orders the Tax Court to comply with the issuance of new resolutions complying with the judgment issued in STC 1043-2013-PA/TC regarding the calculation also applying to previous years, such as 2008 and 2009.

As a consequence of said administrative ruling, it is appropriate for SUNAT, either directly or through enforcement, to proceed with the return of the amounts paid by the Company amounting to S/29,559,000, since this constitutes a direct effect of the execution of the mandate ordered by the Constitutional Court. To date, we are awaiting the aforementioned refund and the Company is taking the corresponding legal actions for the recovery of said payments, which, in the opinion of Management and its external legal advisors, has a very high probability of obtaining a favorable result.

(e)	The movement of the allowance for expected credit losses is as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Opening balance	18,048	16,467	14,573
Additions, note 19	2,751	1,707	1,972
Recoveries	(279)	(126)	(78)

Ending balance	20,520	18,048	16,467

As of December 31, 2024, the additions include S/2,751,000 related to the provision for expected credit losses for trade receivables (S/1,707,000 as of December 31, 2023), which are presented in the caption “selling and distribution expenses” on the consolidated statement of profit and loss, see note 19.

Notes to the consolidated financial statements (continued)

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2024 and 2023, is as follows:

		Neither past due	Past due but not impaired
As of December 31, 2024	Total	nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss rate	8.5%	0.2%	2.0%	2.8%	2.6%	8.6%	82.5%
Carrying amount 2024	135,114	100,356	11,138	5,109	4,326	1,275	12,910
Expected credit loss	11,486	244	228	145	114	110	10,645

		Neither past due	Past due but not impaired
As of December 31, 2023	Total	nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss rate	8.7%	0.2%	1.0%	0.8%	7.6%	20.5%	64.4%
Carrying amount 2023	103,562	62,120	20,566	4,525	2,435	1,195	12,721
Expected credit loss	9,014	147	206	37	186	245	8,193

Notes to the consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	2024	2023
	S/(000)	S/(000)
Goods and finished products	18,234	16,488
Work in progress	221,837	173,569
Raw materials	254,141	329,598
Packages and packing	3,441	3,944
Fuel	3,552	3,899
Spare parts and supplies	259,601	251,006
Inventory in transit	13,191	12,570
	773,997	791,074

(b)	As of December 31, 2024 and 2023, the amount of the provision for inventory obsolescence amounts to S/33,880,000 and S/27,525,000, respectively. In the years 2024 and 2023, the net effect of recoveries and write-offs recognized in the consolidated statement of profit or loss for S/6,418,000 and S/2,956,000, respectively.

Notes to the consolidated financial statements (continued)

9.	Property, plant and equipment

(a)	The composition and movement of the item as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interest (f)	Work in progress (d) and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost

As of January 1, 2023	75,914	65,842	255,135	694,554	1,711,540	11,080	107,337	41,304	11,775	68,165	172,821	3,215,467
Additions	36,184	19,870	3,449	-	25,891	432	160	3,209	4,458	6,132	174,435	274,220
Sales and/or retirement	-	(101)	-	-	(41,075)	(162)	(2,064)	(316)	-	-	(559)	(44,277)
Transfers, note 10	-	(14,521)	-	127,675	186,727	(271)	(50)	990	-	-	(300,616)	(66)
As of December 31, 2023	112,098	71,090	258,584	822,229	1,883,083	11,079	105,383	45,187	16,233	74,297	46,081	3,445,344
Additions	-	1,023	1,827	-	20,710	872	2,472	4,164	1,465	-	40,788	73,321
Sales and/or retirement	(1,668)	(247)	(268)	-	(1,056)	(136)	(4,825)	(227)	-	-	(1,149)	(9,576)
Transfers, note 10	-	(8,077)	-	214,297	(162,491)	149	2,063	1,603	-	-	(47,778)	(234)
As of December 31, 20234	110,430	63,789	260,143	1,036,526	1,740,246	11,964	105,093	50,727	17,698	74,297	37,942	3,508,855

Accumulated depreciation

As of January 1, 2023	12,400	10,868	-	176,478	783,525	8,408	79,014	25,429	2,522	10,542	-	1,109,186
Additions	72	422	-	20,113	98,915	516	6,252	3,606	128	1,625	-	131,649
Sales and/or retirement	-	(56)	-		(22,620)	(153)	(1,896)	(201)	-	-	-	(24,926)
Transfers, note 10	-	-	-	2,065	(2,030)	-	(35)	-	-	-	-	-
As of December 31, 2023	12,472	11,234	-	198,656	857,790	8,771	83,335	28,834	2,650	12,167	-	1,215,909
Additions	72	424	-	21,858	104,237	484	5,300	4,184	167	1,646	-	138,372
Sales and/or retirement	(259)	-	-	-	(760)	(124)	(4,339)	(207)	-	-	-	(5,689)
Transfers, note 10	-	(171)	-	86,734	(86,431)	-	-	-	-	-	-	132
As of December 31, 2024	12,285	11,487	-	307,248	874,836	9,131	84,296	32,811	2,817	13,813	-	1,348,724

Impairment (b)
As of January 1, 2023	42,859	24,048	3,624	13,579	12,918	200	26	454	-	-	735	98,443
Additions	9,197	525	361	17,459	17,669	8	1	-	-	1,413	2,686	49,319
Lows	-	-	-	-	(17,669)	(8)	(1)	-	-	-	-	(17,678)
As of December 31, 2023	52,056	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	130,084

Lows	(1,092)	-	-	-	-	-	-	-	-	-	-	(1,092)
As of December 31, 2024	50,964	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	128,992

Net book value
As of December 31, 2023	47,570	35,283	254,599	592,535	1,012,375	2,108	22,022	15,899	13,583	60,717	42,660	2,099,351

As of December 31, 2024	47,181	27,729	256,158	698,240	852,492	2,633	20,771	17,462	14,881	59,071	34,521	2,031,139

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include acquisitions costs related to coal concessions acquired in previous years and the cost of certain concessions acquired in January 2023 for exploration activities in areas of interest to the cement business for S/34,350,000, through the purchase of the company Corporación Materiales Piura S.A.C.

(c)	The Group has assessed the recoverable value of its remaining property, plant and equipment and, except as specifically mentioned in (g), has not identified indications of impairment losses for these assets as of December 31, 2024 and 2023.

(d)	Work in progress included in property, plant and equipment as of December 31, 2024 and 2023 is mainly related to complementary facilities of the cement plants.

(e)	As of December 31, 2024, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/17,122,000 (S/9,379,000 as of December 31, 2023), see note 11.

(f)	The borrowing costs are mainly related to the construction of the cement plant located in Piura and to a lesser extent to the construction of the Clinker Lines Optimization Project – Kiln 4 in the city of Pacasmayo. Both plants are already in operation.

(g)	In previous years management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment.

At the end of 2023, Management recognized a specific impairment to retirement for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant for a net cost of S/36,551,000. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of the Clinker Lines Optimization Project – Kiln 4 in said plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss.

Likewise, in that year, Management recognized an impairment to retirement of the value of the coal concessions (northern zone) for S/11,393,000, recorded in other operating income (expenses) item of the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

10.	Intangibles assets, net

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost

As of January 1, 2023	56,067	24,543	1,975	52,323	134,908

Additions	15,667	-	-	523	16,190
Disposals	(593)	-	-	-	(593)
Transfers and reclassifications, note 9	66	-	-	-	66
As of December 31, 2023	71,207	24,543	1,975	52,846	150,571

Additions	15,357	-	-	1,412	16,769
Sales and/or retirement	(158)	-	-	(887)	(1,045)
Transfers and reclassifications, note 9	805	-	-	(571)	234
As of December 31, 2024	87,211	24,543	1,975	52,800	166,529

Accumulated amortization
As of January 1, 2023	23,858	10,619	71	9,574	44,122
Additions	6,939	2,454	-	313	9,706
Transfers and reclassifications, note 9	(554)	-	-	-	(554)
As of December 31, 2023	30,243	13,073	71	9,887	53,274

Additions	12,620	2,454	-	340	15,414
Transfers, note 9	-	-	-	(132)	(132)
As of December 31, 2024	42,863	15,527	71	10,095	68,556

Impairment (b)

As of January 1, 2023	456	-	-	33,469	33,925
Additions	-	-	-	452	452

As of December 31, 2023	456	-	-	33,921	34,377

As of December 31, 2024	456	-	-	33,921	34,377

Net Carrying Value
As of December 31, 2023	40,508	11,470	1,904	9,038	62,920

As of December 31, 2024	43,892	9,016	1,904	8,784	63,596

(b)	As of December 31, 2024 and 2023, the exploration cost and mining evaluation include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	As of December 31, 2024 and 2023, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets.

Notes to the consolidated financial statements (continued)

11.	Trade and other payables

(a)	This balance is made up as follows:

	2024	2023
	S/(000)	S/(000)
Trade payables (b)	96,549	107,327
Remuneration payable	36,405	27,792
Interest payable (d)	28,280	29,828
Taxes and contributions	18,747	17,225
Accounts payable related to the acquisition of property, plant and equipment, note 9(e)	17,122	9,379
Dividends payable, note 15(g)	11,097	10,322
Advances from customers	10,380	7,383
Contract liabilities	-	8,343
Board of Directors’ fees	5,243	4,700
Guarantee deposits	3,242	3,488
Account payable to the principal and affiliates, note 22	23	516
Other accounts payable	14,963	5,208

	242,051	231,511

(b)	Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly correspond to invoices payable to domestic suppliers. Trade payables are non-interest bearing and are normally settled within 60 to 120 days term.

(c)	Other payables are non-interest bearing and have an average term of 3 months.

(d)	Interest payable is normally settled semiannually throughout the financial year.

Notes to the consolidated financial statements (continued)

12.	Provisions

(a)	This balance is made up as follows:

	Workers’ profit-sharing (b)	Long-term incentive plan (c)	Quarry Rehabilitation provision (d)	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
At January 1, 2023	31,333	31,985	13,377	2,276	78,971
Additions (b), note 20	35,258	7,632	-	-	42,890
Exchange difference	-	-	(292)	-	(292)
Unwinding of discounts, note 21	-	1,691	133	-	1,824
Change in estimate	-	-	4,458	-	4,458
Payments and advances	(32,263)	(11,625)	-	-	(43,888)
At December 31, 2023	34,328	29,683	17,676	2,276	83,963

Current portion	34,328	22,182	-	-	56,510
Non-current portion	-	7,501	17,676	2,276	27,453
	34,328	29,683	17,676	2,276	83,963

At January 1, 2024	34,328	29,683	17,676	2,276	83,963
Additions (b), note 20	39,223	7,167	-	-	46,390
Exchange difference	-	-	234	-	234
Unwinding of discounts, note 21	-	431	125	-	556
Change in estimate	-	-	1,250	-	1,250
Payments and advances	(35,288)	(23,343)	(280)	(1,073)	(59,984)
At December 31, 2024	38,263	13,938	19,005	1,203	72,409

Current portion	38,263	6,000	-	-	44,263
Non-current portion	-	7,938	19,005	1,203	28,146
	38,263	13,938	19,005	1,203	72,409

Notes to the consolidated financial statements (continued)

(b)	Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay its employees profit sharing of between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

The workers’ profit sharing is recognized in the following line items:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Cost of sales, note 20	19,334	15,244	15,165
Administrative expenses, note 20	15,669	15,210	12,520
Selling and distribution expenses, note 20	4,139	3,804	3,287
Investment	81	1,000	1,189
	39,223	35,258	32,161

(c)	Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. According to the latest plan update, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2019. This benefit accrues and accumulates for each officer and is payable in two installments: the first payment will be made on the sixth year after the creation of this bonus plan, and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, they will not receive this compensation. The Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate (risk-free rate).

(d)	Quarry Rehabilitation provision -

As of December 31, 2024 and 2023, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2024 was from 0.53 to 4.86 percent and the risk-free discount rate in dollars used in the calculation of the provision as of December 31, 2023 was from 0.52 to 4.20 percent.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines of Peru.

Notes to the consolidated financial statements (continued)

13.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	20224	2023
				S/(000)	S/(000)
Short -term promissory notes

Banco de Crédito del Perú	S/	6.51%	January 13, 2025	38,000	-
Banco de Crédito del Perú	S/	6.51%	January 16, 2025	38,000	-
Banco de Crédito del Perú	S/	6.35%	February 21, 2025	38,000	-
Scotiabank	S/	5.94%	March 10, 2025	37,200	-
Banco GNB Perú	S/	4.88%	November 17, 2025	38,000	-
Banco de Crédito del Perú	S/	4.85%	November 24, 2025	38,000	-
Banco de Crédito del Perú	S/	4.85%	December 5, 2025	76,000	-
Banco de Crédito del Perú	S/	9.44%	January 22, 2024	-	38,000
BBVA Perú	S/	9.78%	January 19, 2024	-	38,000
BBVA Perú	S/	8.83%	March 15, 2024	-	19,000
BBVA Perú	S/	8.83%	March 15, 2024	-	19,000
BBVA Perú	S/	6.98%	December 12, 2024	-	25,300
BBVA Perú	S/	6.98%	December 12, 2024	-	25,300
BBVA Perú	S/	6.98%	December 12, 2024	-	25,400
BBVA Perú	S/	7.32%	November 22, 2024	-	19,000
BBVA Perú	S/	7.32%	November 22, 2024	-	19,000
				303,200	228,000

Senior Notes (b)
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,748	259,686
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,555	309,506
				569,303	569,192

Short and long-term Corporate Loan under “Club deal” (c)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	310,344	387,917
Scotiabank	S/	5.82%	December 1,2028	310,344	387,917
				620,688	775,834
				1,493,191	1,573,026

Maturity
Current				458,346	383,146
Non-current				1,034,845	1,189,880
				1,493,191	1,573,026

Notes to the consolidated financial statements (continued)

(b)	Senior Notes-

(b.1)	Senior Notes in Soles

On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years.

The Senior Notes in soles issued in 2019 are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A.C., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

(b.2)	Financial covenants

The corporate bond contracts have the following covenants limiting the incurring of indebtedness for the Company and its collateral subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposition or rental . of significant assets. The agreements are the following:

-	A fixed charge covenant ratio of at least 2.5 to 1.

-	A consolidated debt-to-EBITDA ratio of no greater than 3.5 to 1.

As of December 31, 2024 and 2023, these covenants have not been activated because no situation has occurred that requires their measurement, as indicated in the previous paragraph.

For the years ended December 31, 2024, 2023 and 2022, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/38,603,000, S/38,690,000 and S/60,225,000, respectively, see note 21.

(c)	Medium-term Corporate Loan under “Club Deal” modality:

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that allowed the payment of all the financial obligations that the Company maintains with a maturity until February 2023. The loan conditions include a grace / availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company assumed the following obligations:

I.	Comply with the following financial covenants:

a.	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

b.	Debt Service Coverage Ratio (FCSD / SD) >= 1.15x

c.	Debt Service Coverage Ratio (EBITDA / SD) >= 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of the consolidated financial statements of the Company for the last 12 months, prepared in accordance with IFRS.

As of December 31, 2024 and 2023, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and has certain do’s and don’ts obligations that it has been complying with to date.

Notes to the consolidated financial statements (continued)

14.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2023	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2023	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax assets:
Deferred income tax assets
Impairment of investments in subsidiary	-	-	-	-	-	7,375	-	-	7,375
Provision for expected credit losses on trade accounts receivable	2,088	473	-	-	2,561	730	-	-	3,291
Provision of discounts and bonuses to customers	1,779	85	-	-	1,864	827	-	-	2,691
Provision for vacations	2,101	114	-	-	2,215	243	-	-	2,458
Effect of differences between book and tax bases of fixed assets	342	934	-	-	1,276	2	-	-	1,278
Effect of differences between book and tax bases of inventories	55	-	-	-	55	808	-	-	863
Estimate for devaluation of spare parts and supplies.	435	(13)	-	-	422	177	-	-	599
Legal claim contingency	461	-	-	-	461	(148)	-	-	313
Lease liability	700	(259)	-	-	441	(297)	-	-	144
Tax loss carryforward	693	(693)	-	-	-	-	-	-	-
Others	894	1,537	-	-	2,431	417	-	-	2,848
	9,548	2,178	-	-	11,726	10,134	-	-	21,860
Deferred income tax liabilities
Right of use assets	(560)	245	-	-	(315)	254	-	-	(61)
Others	17	-	-	-	17	-	-	-	17
	(543)	245	-	-	(298)	254	-	-	(44)
Total deferred income tax liabilities, net	9,005	2,423	-	-	11,428	10,388	-	-	21,816

Notes to the consolidated financial statements (continued)

	As of January 1, 2023	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2023	Effect on profit or loss	Effect on OCI	Quarry rehabilitation provision	As of December 31, 2024
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Movement of deferred income tax liabilities:
Deferred income tax assets
Project deterioration Salmueras	18,030	215	-	-	18,245	192	-	-	18,437
Impairment of fixed assets	-	8,928	-	-	8,928	(322)	-	-	8,606
Provision for compensation to officials	9,435	(679)	-	-	8,756	(4,645)	-	-	4,111
Estimation for impairment of mining assets	7,655	(275)	-	-	7,380	(295)	-	-	7,085
Financial instrument at fair value with changes in other comprehensive income	6,807	-	7	-	6,814	-	109	-	6,923
Estimate for depreciation of spare parts and supplies	5,924	759	-	-	6,683	1,725	-	-	8,408
Provision for quarry closure	3,563	802	-	1,373	5,738	(532)	-	439	5,645
Provision for vacations	3,884	336	-	-	4,220	176	-	-	4,396
Lease liability	428	798	-	-	1,226	708	-	-	1,934
Provision for expected credit losses on trade accounts receivable	653	454	-	-	1,107	(69)	-	-	1,038
Legal claim contingency	210	-	-	-	210	(169)	-	-	41
Others	328	1,118	-	-	1,446	1500	-	-	2,946
	56,917	12,456	7	1,373	70,753	(1,731)	109	439	69,570
Deferred income tax liabilities
Effect of the difference between accounting and tax bases of fixed assets and the difference in depreciation rates	(187,236)	199	-	(1,373)	(188,410)	4,867	-	(439)	(183,982)
Effect of costs incurred from bond issuance	(2,371)	391	-	-	(1,980)	392	-	-	(1,588)
Right of use assets	(392)	(805)	-	-	(1,197)	(698)	-	-	(1,895)
Net gain from cash flow derivatives	(8,511)	9,145	(634)	-	-	-	-	-	-
Others	(42)	-	-	-	(42)	-	-	-	(42)
	(198,552)	8,930	(634)	(1,373)	(191,629)	4,561	-	(439)	(187,507)
Total deferred income tax liabilities, net	(141,635)	21,386	(627)	-	(120,876)	2,830	109	-	(117,937)
		23,809	(627)			13,218	109

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities, and the tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority. The legal right is defined for each individual determination of the income tax of the Company and its Subsidiaries.

A reconciliation between tax expense and the product of the accounting profit multiplied by Peruvian tax rate for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Profit before income tax	296,187	245,708	262,420
Income tax expense calculated at the statutory income tax rate of 29.5%	(87,375)	(72,484)	(77,414)

Permanent differences
Non-deductible expenses, net	(3,114)	(2,369)	(7,415)
Effect of tax-loss carry forward not recognized	(6,823)	(1,955)	(763)
Income tax with effective rate
2024: 33% (2023: 31% 2022: 33%)	(97,312)	(76,808)	(85,592)

The components of the deferred income tax related to the items recognized in the consolidated statements of profit or loss during the years ended December 31, 2024, 2023 and 2022, are as follow:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Consolidated statement of profit or loss
Current	(110,530)	(100,617)	(93,286)
Deferred	13,218	23,809	7,694

	(97,312)	(76,808)	(85,592)

As of December 31, 2024, 2023 and 2022, the Group had not recognized a deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the current tax rules in effect in Peru, are not subject to income tax.

As of December 31, 2024, certain subsidiaries of the Group had tax loss carryforwards of S/92,998,000 (2023 S/44,868,000). These tax loss carryforwards do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group subsidiaries. No deferred tax assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/102,730,000 (2023: S/126,972,000), which should not be recognized in the consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

Notes to the consolidated financial statements (continued)

15.	Equity

(a)	Capital stock -

As of December 31, 2024 and 2023, share capital was represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Soles per share. As of December 31, 2024, the total outstanding common shares were as follows; 34,103766 were listed on the New York Stock Exchange and 389,764,683 were listed on the Lima Stock Exchange. As of December 31, 2023, of the total outstanding common shares were as follow; 35,753,501 were listed on the New York Stock Exchange and 388,114,948 were listed on the Lima Stock Exchange

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings or the appointment of directors. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

(i)	maintain the current proportion of the investment shares in the case of capital increase by new contributions;

(ii)	increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;

(iii)	participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,

(iv)	redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of December 31, 2024 and 2023, the Company had 40,278,894 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

(c)	Treasury shares -

As of December 31, 2024 and 2023, the Company maintains 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of December 31, 2024 and 2023, the additional capital amounted to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 927,783 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.

Notes to the consolidated financial statements (continued)

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 per cent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 per cent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results -

This reserve records changes in the fair value of financial instruments at fair value through OCI.

(g)	Distributions made and proposed –

	2024	2023	2022
Approval date by Board of Directors	October 28, 2024	November 7, 2023	October 10, 2022

Declared dividends per share to be paid in cash S/.	0.41000	0.41000	0.42000
Declared dividends S/(000):	175,524	175,524	179,805

As of December 31, 2024 and 2023, dividends payable amounted to S/11,097,000 and S/10,322,000, respectively, see note 11.

16.	Sales of goods

This caption is made up as follows:

	For the year ended of December 31, 2024
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	1,605,472	271,276	30,101	-	-	1,906,849
Sale of construction supplies	-	-	-	56,873	-	56,873
Sale of other	-	-	-	-	14,349	14,349
	1,605,472	271,276	30,101	56,873	14,349	1,978,071
Timing of revenue recognition
Goods and services transferred at a point in time	1,605,472	183,686	30,101	56,873	14,349	1,890,481
Services transferred over time	-	87,590	-	-	-	87,590
	1,605,472	271,276	30,101	56,873	14,349	1,978,071

	For the year ended of December 31, 2023
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	1,642,420	182,278	25,540	-	-	1,850,238
Sale of construction supplies	-	-	-	74,096	-	74,096
Sale of other	-	-	-	-	25,741	25,741
	1,642,420	182,278	25,540	74,096	25,741	1,950,075
Timing of revenue recognition
Goods and services transferred at a point in time	1,642,420	161,222	25,540	74,096	25,741	1,929,019
Services transferred over time	-	21,056	-	-	-	21,056
	1,642,420	182,278	25,540	74,096	25,741	1,950,075

	For the year ended of December 31, 2022
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segments
Sale of cement, concrete, pavement, mortar and precast	1,742,704	189,945	31,177	-	-	1,963,826
Sale of construction supplies	-	-	-	114,024	-	114,024
Sale of other	-	-	-	-	37,896	37,896
	1,742,704	189,945	31,177	114,024	37,896	2,115,746
Time of revenue recognition
Goods and services transferred at a point in time	1,742,704	189,945	31,177	114,024	37,896	2,115,746
	1,742,704	189,945	31,177	114,024	37,896	2,115,746

For all segments the terms of payment are usually between 30 and 90 days from the date of dispatch.

For all segments, the amounts presented as sales of the different products are already net of discounts and bonuses.

Notes to the consolidated financial statements (continued)

17.	Cost of sales

This caption is made up as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Beginning balance of goods and finished products	16,916	20,037	25,304
Beginning balance of work in progress	174,224	186,937	135,008
Consumption of miscellaneous supplies	395,718	429,069	607,518
Maintenance and third-party services	282,045	244,722	277,250
Shipping costs	166,134	177,393	201,849
Depreciation and amortization	134,322	125,494	121,871
Personnel expenses, note 20(b)	158,103	125,318	125,683
Costs of packaging	54,889	66,456	81,023
Other manufacturing expenses	109,602	76,337	95,183
Ending balance of goods and finished products	(19,916)	(16,916)	(20,037)
Ending balance of work in progress	(222,492)	(174,224)	(186,937)
	1,249,545	1,260,623	1,463,715

18.	Administrative expenses

This caption is made up as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Personnel expenses, note 20(b)	136,776	125,072	116,748
Third-party services	75,774	68,329	72,172
Depreciation and amortization	17,107	15,258	14,529
Donations	8,598	9,028	8,494
Taxes	7,569	6,788	5,669
Board of Directors compensation	6,032	5,941	6,112
Consumption of supplies	1,527	1,551	1,715
	253,383	231,967	225,439

19.	Selling and distribution expenses

This caption is made up as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Personnel expenses, note 20(b)	43,700	41,642	42,300
Third-party services	13,292	12,270	11,106
Advertising and promotion	9,140	7,548	6,417
Depreciation	5,953	2,744	2,138
Allowance for expected credit losses, note 7(d)	2,751	1,707	1,972
Other	6,574	3,658	3,442
	81,410	69,569	67,375

Notes to the consolidated financial statements (continued)

20.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Wages and salaries	186,293	162,252	165,530
Social contributions	39,241	33,868	32,966
Workers ‘profit sharing, note 12(b)	39,142	34,258	30,972
Legal bonuses	27,205	23,013	20,556
Vacations	23,567	22,226	18,481
Cessation payments	12,513	6,308	4,511
Long-term incentive plan, note 12	7,167	7,632	8,272
Training	2,297	1,332	2,307
Other	1,496	1,143	1,136
	338,921	292,032	284,731

(b)	Employee benefits expenses are allocated as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Cost of sales, note 17	158,103	125,318	125,683
Administrative expenses, note 18	136,776	125,072	116,748
Selling and distribution expenses, note 19	43,700	41,642	42,300
Miscellaneous expenses	342	-	-
	338,921	292,032	284,731

21.	Finance costs

This caption is made up as follows:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Interest on Club Deal promissory note and loan, note 13(c)	59,077	59,643	14,920
Interest on senior notes, note 13 (b.2)	38,603	38,690	60,225
Expenses for the purchase and amortization of issuance costs of senior notes	1,328	1,249	1,027
Interest on lease liabilities	730	573	317
Financial cost of cash flow hedging instruments	-	1,730	15,155
Counterparty credit risk in cross currency swaps	-	12	62
Interest for bank overdraft	-	31	-
Other	14	293	2,108

Total interest expense	99,752	102,221	93,814
Unwinding of discount of provisions, note 12	556	1,824	1,291
	100,308	104,045	95,105

Notes to the consolidated financial statements (continued)

22.	Related parties

Transactions with related entities -

During 2024, 2023 and 2022, the Company carried out the following transactions with its parent company Inversiones

ASPI S.A. and its other related parties:

	2024	2023	2022
	S/(000)	S/(000)	S/(000)
Income
Parent
Inversiones ASPI S.A. (ASPI)
Fees for management and administrative services	88	88	100
Income from office lease	16	16	16

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 24	1,224	1,150	1,200
Income from office lease	357	259	244

Fosfatos del Pacífico S.A. (Fospac)
Fees for management and administrative services	144	143	46
Income from office lease	16	16	16

Fossal S.A.A.(Fossal)
Fees for management and administrative services	44	44	52
Income from office lease	16	16	16

Asociación Sumac Tarpuy
Income from office lease	16	16	16

Expense
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	(2,570)	(1,940)	(2,110)

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2024 and 2023:

	2024		2023
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)
Parent
Inversiones ASPI S.A.	115	-	89	-
	115	-	89	-

Other related parties
Fosfatos del Pacífico S.A.	1,409	23	1,413	305
Compañía Minera Ares S.A.C.	231	-	315	211
Fossal S.A.A.	126	-	52	-
Other	88	-	104	-
	1,854	23	1,884	516
	1,969	23	1,973	516

Terms and conditions of transactions with related parties -

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended December 31, 2024, 2023 and 2022, the Group had not recorded an allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. For the year ended December 31, 2024, the total short-term compensation amounted to S/27,704,000 (2023: S/28,922,000 and 2022: S/26,066,000) and the total long-term compensation amounted to S/7,167,000 (2023: S/7,632,000 and 2022: S/8,272,000), and there were no post-employment or contract termination benefits or share-payments.

23.	Earnings per share

Basic and diluted earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The Group does not have potential common shares with a dilutive effect as of December 31, 2024, 2023 and 2022.

Notes to the consolidated financial statements (continued)

The calculation of basic and diluted earnings per share is shown below:

	2024	2023	2022
Numerator
Net profit attributable to the owners of the Holding Company	198,875	168,900	176,828
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	428,107

Basic and diluted earnings per share (S/)	0.46	0.39	0.41

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

24.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2024 and 2023, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A.This lease is renewable annually, and provided an annual rent expense for the years ended December 31, 2024, 2023 and 2022 of S/1,224,000, S/1,150,000, and S/1,200,000, respectively; see note 22.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, had subscribed a collaboration contract with a third party., with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Capital commitments

As of December 31, 2024 and 2023, the Group had no significant capital commitments.

Usufruct Concessions

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production.This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments for the rest of the contract. The related expense for the years ended December 31, 2024, 2023 and 2022 amounted to S/5,546,000, S/5,273,000 and S/9,445,000 respectively, and was recognized as part of cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of S/4.5 for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons after the beginning of the fourth year of production.

Notes to the consolidated financial statements (continued)

The Company signed an agreement with two third parties in October 2007, related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. The related expense as of December 31, 2024 and 2023 amounted to S/1,553,000 and S/1,514,000, respectively, and were recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months following the beginning of the sixth year of production.

Mining royalty

According with the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2024, 2023 and 2022 amounted to S/1,266,000, S/983,000 and S/1,193,000 and, respectively, and is recognized as part of the cost of inventory production.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2024, 2023 and 2022, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing for transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation including information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2024 and 2023.

Notes to the consolidated financial statements (continued)

The tax authority has the power to review and, if applicable, adjust the income tax calculated by each company in the four years subsequent after the year of filing the tax return.

The statements of income tax and value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2020 / 2022– 2024	Dec. 2020-2024
Cementos Selva S.A.C.	2020 – 2024	Dec. 2020-2024
Distribuidora Norte Pacasmayo S.R.L.	2020 – 2024	Dec. 2020-2024
Empresa de Transmisión Guadalupe S.A.C.	2020 – 2024	Dec. 2020-2024
Salmueras Sudamericanas S.A.	2020 – 2024	Dec. 2020-2024
Calizas del Norte S.A.C. (liquidated during 2022)	2020 – 2022	Dec. 2020-2022
Soluciones Takay S.A.C.	2020 – 2024	Dec. 2020-2024
Corporación Materiales Piura S.A.C.	2020 – 2024	Dec. 2020-2024
Soluciones Crealo 150 S.A.C.	2024	Sep.-Dec. 2024
Vanguardia Constructora del Perú S.A.C.	2024	Oct.-Dec. 2024

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and that of its legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2024 and 2023.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediation -

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

		Resolution	Year of	Program	Operating year expense
Project unit	Resource	Number	approval	approved	2024	2023	2022
					S/(000)	S/(000)	S/(000)
Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIA	851	879	810
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGGAM	2018	PAMA	329	320	299
					1,180	1,199	1,109

As of December 31, 2024 and 2023, the Group had no liabilities related to environmental remediation expenses because all were paid before the end of the year.

Quarry rehabilitation provision -

The Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarry Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2024 and 2023, the Group maintained a provision for the closing of the quarries exploited by its operations amounting to S/19,005,000 and S/17,676,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 12.

Notes to the consolidated financial statements (continued)

Legal claim contingency

As of December 31, 2024, the Group had received claims from third parties in relation with its operations which in aggregate represent S/835,000 that corresponded to labor claims from former employees.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated unaudited financial statements.

25.	Financial risk management, objectives and policies

The Group’s main financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by Financial Management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

Management reviews and implements policies for managing each of these risks, which are summarized below.

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, foreign currency risk and other price risk (such as equity price risk and commodity risk).

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2024 and 2023.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2024 and 2023, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that it is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign currency exchange rates. The Group's exposure to foreign exchange risk relates primarily to the Group's operating activities (when income or expenses are denominated in a currency other than the Group's functional currency).

Notes to the consolidated financial statements (continued)

As of December 31, 2023, derivative financial instruments (cross currency swaps) were fully settled in correlation with the payment of international bonds in dollars.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2024	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)
	+5	(593)
	+10	(1,186)
	-5	593
	-10	1,186

2023	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(1,845)
	+10	(3,689)
	-5	1,845
	-10	3,689

Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Notes to the consolidated financial statements (continued)

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2024 and 2023, the Group had 8 and 4 customers, that owed the Group more than S/3,000,000 each accounting for approximately 34 % and 29% of all trade receivables outstanding, respectively. There were 22 and 25 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 23% and 48% of the total trade receivables, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2024 and 2023, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and long term debentures. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if is necessary.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2024
Financial obligations	190,292	269,272	729,091	310,000	1,498,655
Interest	29,255	49,887	189,657	47,735	316,534
Trade and other payables	155,556	67,748	-	-	223,304
Lease liabilities	758	2,200	5,819	643	9,420

As of December 31, 2023
Financial obligations	115,092	269,272	625,455	570,000	1,579,819
Interest	31,769	57,356	231,220	77,643	397,988
Trade and other payables	175,847	38,439	-	-	214,286
Lease liabilities	986	2,957	4,186	-	8,129

Changes in liabilities arising from financing activities:

	Balance as of January 1,	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Amortization of costs of issuance of senior notes	Others	Balance as of December 31
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
2024
Dividends payable	10,322	175,524	-	297	(175,046)	-	-	11,097
Interest-bearing loans	1,573,026	-	-	303,200	(384,364)	1,329	-	1,493,191

2023
Hedge finance cost payable	5,978	-	1,730	-	(7,708)	-	-	-
Dividends payable	9,764	175,524	-	465	(175,431)	-	-	10,322
Interest-bearing loans	1,593,171	-	-	639,000	(661,520)	2,206	169	1,573,026

Notes to the consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call the senior notes. There have been no breaches in the financial covenants of Senior Notes in any of the years presented.

The Group manages its capital structure and adjusts it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2024 and 2023.

26.	Fair value of financial assets and liabilities

Financial assets -

Except for derivative financial instruments and financial instruments designated at fair value through OCI, all financial assets which included trade and other receivables are classified in the category of loans and receivables, which are non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables financial obligations are classified as loans and borrowings and are carried at amortized cost.

Notes to the consolidated financial statements (continued)

(a)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2024 and 2023, as well as the fair value accounting hierarchy. The dates of valuations at fair value were as of December 31, 2024 and 2023, respectively.

	Carrying amount		Fair value		Fair value hierarchy
	2024	2023	2024	2023	2024/2023
	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and cash equivalents	72,723	90,193	72,723	90,193	Level 1
Trade and other receivables	174,399	143,085	174,399	143,085	Level 2
Financial investments designated at fair value through other comprehensive income	239	249	239	249	Level 3
Total financial assets	247,361	233,527	247,361	233,527

Financial liabilities
Trade and other payables	242,051	231,511	242,051	231,511	Level 2
Senior notes	569,303	569,192	541,508	532,987	Level 1
Promissory notes	923,888	1,003,834	916,415	931,014	Level 2
Total financial liabilities	1,735,242	1,804,537	1,699,974	1,695,512

Notes to the consolidated financial statements (continued)

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (iv).

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2024 and 2023, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date as they trade on the exchange.

-	The fair value of the fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the reporting date.

-	The fair value of financial instruments at fair value with changes in OCI has been determined through the percentage of the Company's shareholding in the equity of Fossal S.A.A.

Notes to the consolidated financial statements (continued)

27.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, pavement, concrete, mortar and blocks in the northern region of Peru.

-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated statement of profit and loss.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	2024				2023				2022
	Cement, concrete, pavement, mortar and blocks	Construction supplies	Others (*)	Total consolidated	Cement, concrete, pavement, mortar and blocks	Construction supplies	Others (*)	Total consolidated	Cement, concrete, pavement, mortar and blocks	Construction supplies	Others (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Revenues from external customers	1,906,849	56,873	14,349	1,978,071	1,850,238	74,096	25,741	1,950,075	1,963,826	114,024	37,896	2,115,746
Gross profit	728,850	2,006	(2,330)	728,526	687,727	723	1,002	689,452	647,285	3,670	1,076	652,031
Administrative expenses	(248,047)	(2,848)	(2,488)	(253,383)	(227,459)	(2,692)	(1,816)	(231,967)	(221,024)	(2,741)	(1,674)	(225,439)
Selling and distribution expenses	(79,696)	(915)	(799)	(81,410)	(68,286)	(766)	(517)	(69,569)	(66,109)	(786)	(480)	(67,375)
Other operating (expense) income, net	(2,805)	33	72	(2,700)	(13,813)	3	-	(13,810)	(2,964)	8	(943)	(3,899)
Finance income	6,201	33	64	6,298	7,160	9	77	7,246	3,252	20	34	3,306
Finance cost	(100,302)	-	(6)	(100,308)	(104,045)	-	-	(104,045)	(95,102)	(3)	-	(95,105)
Net (loss) gain on (settlement of) derivative financial instruments recognized at fair value through profit or loss	-	-	-	-	19	-	-	19	(59)	-	-	(59)
Impairment of assets	-	-	-	-	(36,551)	-	-	(36,551)	-	-	-	-
Gain (loss) from exchange difference, net	(828)	(7)	(1)	(836)	4,932	(6)	7	4,933	(1,030)	5	(15)	(1,040)
Profit before income tax	303,373	(1,698)	(5,488)	296,187	249,684	(2,729)	(1,247)	245,708	264,249	173	(2,002)	262,420
Income tax expense	(99,673)	558	1,803	(97,312)	(78,050)	853	389	(76,808)	(86,189)	(56)	653	(85,592)
Profit for the year	203,700	(1,140)	(3,685)	198,875	171,634	(1,876)	(858)	168,900	178,060	117	(1,349)	176,828

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

Notes to the consolidated financial statements (continued)

	2024				2023				2022
	Cement, concrete, pavement, mortar and blocks	Construction supplies	Others (*)	Consolidated	Cement, concrete, pavement, mortar and blocks	Construction supplies	Others (*)	Consolidated	Cement, concrete, pavement, mortar and blocks	Construction supplies	Others (*)	Consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Segment assets	3,021,210	40,583	104,011	3,165,804	3,074,279	46,941	100,266	3,221,486	3,086,104	38,353	102,537	3,226,994
Other assets (*)	-	-	239	239	-	-	249	249	86,630	-	537	87,167
Total assets	3,021,210	40,583	104,250	3,166,043	3,074,279	46,941	100,515	3,221,735	3,172,734	38,353	103,074	3,314,161
Operating liabilities	1,879,580	71,901	1,464	1,952,945	1,968,133	62,907	687	2,031,727	2,041,923	76,780	323	2,119,026
Capital expenditure (**)	96,912	-	-	96,912	299,326	-	-	299,326	190,126	-	-	190,126
Depreciation and amortization	(152,584)	(1,189)	(4,473)	(158,246)	(137,968)	(1,468)	(4,759)	(144,195)	(133,276)	(1,545)	(3,718)	(138,539)
Provision of inventory net realizable value and obsolescence	(3,465)	-	-	(3,465)	(2,956)	-	-	(2,956)	(2,027)	-	-	(2,027)

(*)	As of December 31, 2024 and 2023, it corresponds to the financial investment at fair value with changes in ORI for S/239,000 and S/249,000, respectively.

(**)	Capital investments amounting to S/96,912,000, S/299,326,000 and S/190,126,000 for the years 2024, 2023 and 2022, respectively, correspond to additions of property, plant and equipment, intangibles and other minor non-current assets.

Geographic information

As of December 31, 2024 and 2023, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country